May 2, 2025

Via EDGAR Correspondence

Ms. Deborah O’Neal

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re: JANUS DETROIT STREET TRUST (the “Registrant”)

Registration Statement on Form N-1A

1933 Act File No. 333-207814 (Post-Effective Amendment No. 65)

1940 Act File No. 811-23112 (Post-Effective Amendment No. 66)

Dear Ms. O’Neal:

This letter responds to the comments to Post-Effective Amendment No. 65 to the Registrant’s registration statement on Form N-1A (“PEA 65”) that were provided by teleconference on April 21, 2025 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to Janus Henderson Small Cap Growth Alpha ETF (“JSML”) and Janus Henderson Small/Mid Cap Growth Alpha ETF (“JSMD”) (each a “Fund” and together the “Funds”). The Staff’s comments, as we understand them, and the Registrant’s responses are below. Unless otherwise defined herein, capitalized terms have the meaning as prescribed in PEA 65.

1.	Staff Comment: In the “Principal Investment Strategy” section of each Fund’s Summary Prospectus, please add a description of “portfolio optimization techniques” in either the Summary Prospectuses or the Statutory Prospectus.

Response: The Registrant acknowledges the comment and has, under the header “Security Selection” in the Statutory Prospectus, revised its disclosure as follows (added disclosure is shown in italics for convenience):

Janus Henderson Small Cap Growth Alpha ETF uses an active, systematic strategy designed to select equity securities of small cap growth companies using a proprietary quantitative methodology. Janus Henderson Small/Mid Cap Growth Alpha ETF uses an active, systematic strategy designed to select equity securities of small/mid cap growth companies using a proprietary quantitative methodology. The proprietary quantitative methodology utilizes portfolio optimization techniques that seek to maximize the overall portfolio alpha subject to constraints that are intended to help portfolio management mitigate risk, control risk factors, and reduce portfolio turnover. The Funds will generally consider selling stocks when, in the portfolio management’s opinion, such Fund’s portfolio drifts away from the efficient frontier. Efficient frontier analysis is a portfolio management approach where a fund’s portfolio is weighted in an attempt to achieve the lowest possible level of risk for its level of return. The Funds will also consider selling a security if a company’s market capitalization exceeds the top of the small-sized capitalization range for Janus Henderson Small Cap Growth Alpha ETF, and the mid-sized capitalization range for Janus Henderson Small/Mid Cap Growth Alpha ETF. Decisions with respect to the timing of such dispositions shall be made by the Funds’ portfolio management taking into account the best interests of each Fund’s shareholders.

2.	Staff Comment: The Staff notes the Healthcare Sector Risk and Industrials Sector Risk in the “Principal Investment Risks” section of each Fund’s Summary Prospectus. Please confirm whether investment in Health Care and Industrials are principal strategies and please consider whether these risks should be included in each Fund’s “Principal Investment Strategy.”

Response: The Registrant confirms that the Funds do not seek investment in the Healthcare Sector and Industrials Sector (“Sectors”) specifically as a principal strategy. The exposure to these Sectors is not a “policy, practice, or technique used by the Fund to achieve its investment objectives,” rather exposure to these Sectors may occur as a collateral effect of the implementation of the Funds' principal investment strategies as set forth in their Prospectuses. The Registrant has considered, in accordance with the instructions to Item 9 of Form N-1A, whether these risks should be included as principal investment strategies and has concluded that they should not.

3.	Staff Comment: The Staff notes the Portfolio Turnover Risk in the “Principal Investment Risks” section of each Fund’s Summary Prospectus. Please consider whether this risk should be included in each Fund’s “Principal Investment Strategy.”

Response: The Registrant acknowledges the comment and respectfully notes that the Portfolio Turnover Risk is included in the “Principal Investment Risks” section as a result of the portfolio turnover rate of 91% for JSML and 102% for JSMD, which is disclosed under the header “Portfolio Turnover” in each Fund's Summary Prospectus. Similar to our response to Comment 2 above, Registrant notes that portfolio turnover is not a “policy, practice, or technique used by the Fund to achieve its investment objectives,” but rather is a collateral effect from implementing its investment objectives. Accordingly, the Registrant believes disclosure related to portfolio turnover is most appropriately reflected in the "Portfolio Turnover" section of each Fund's Prospectus.

4.	Staff Comment: The Staff notes that a full calendar year has not completed for the removal of the previous benchmarks in the Average Annual Total Returns tables in the “Performance Information” section of each Fund’s Summary Prospectus. Please add the previous benchmarks into each Average Annual Total Returns table.

Response: As requested, the Registrant has included the previous benchmarks for each Fund into the Average Annual Total Returns tables in the “Performance Information” sections of each Fund’s Summary Prospectus.

5.	Staff Comment: Under Item 9 “Additional Investment Strategies and General Portfolio Policies”, please disclose whether the strategies are all principal strategies or whether the list also includes non-principal strategies. If so, consider moving all non-principal risks to the Statement of Additional Information (“SAI”).

Response: Registrant respectfully notes that the following paragraph in the “Additional Investment Strategies and General Portfolio Policies” section that the strategies in Item 9 include both principal and non-principal strategies (pertinent disclosure is shown in italics for convenience).

Unless otherwise stated, the following additional investment strategies and general policies apply to each Fund and provide further information including, but not limited to, the types of securities the Fund may invest in when implementing its investment objective. Some of these strategies and policies may be part of a principal strategy. Other strategies and policies may be utilized to a lesser extent as a complement to each Fund’s principal strategy. Except for each Fund’s policies with respect to investments in illiquid investments, borrowing and derivatives use, the percentage limitations included in these policies and elsewhere in this Prospectus and/or the SAI normally apply only at the time of purchase of a security. So, for example, if a Fund exceeds a limit, other than illiquid investments, borrowing and derivatives use, as a result of market fluctuations or the sale of other securities, it will not be required to dispose of any securities.

In addition, Registrant respectfully declines to move all non-principal strategies to the SAI at this time. This is supported by Rule 421(a) under the Securities Act of 1933, which states in pertinent part: “The information required in a prospectus need not follow the order of the items or other requirements in the form. Such information shall not, however, be set forth in such fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading.” Although Form N-1A supersedes this rule for purposes of the presentation of Items 2-8, the form does not otherwise limit the freedom of action applicable to presentation of information in the prospectus.

6.	Staff Comment: Under Item 9 “Risks of the Funds” please disclose whether the risks are all principal risks or whether the list also includes non-principal risks. If so, consider moving all non-principal risks to the SAI.

Response: Registrant respectfully notes that the following statement in the “Risks of the Funds” introduction paragraph that the risks in Item 9 include both principal and non-principal risks (pertinent disclosure is shown in italics for convenience). In addition, Registrant respectfully declines to move all non-principal risks to the SAI at this time.

RISKS OF THE FUNDS

The value of your investment will vary over time, sometimes significantly, and you may lose money by investing in the Funds. The following information is intended to help you better understand some of the risks of investing in the Funds, including those risks that are summarized in the Fund Summary sections. This information also includes descriptions of other risks a Fund may be subject to as a result of additional investment strategies and general policies that may apply to the Fund. The impact of the following risks on a Fund may vary depending on the Fund’s investments. The greater a Fund’s investment in a particular security, the greater the Fund’s exposure to the risks associated with that security. Before investing in a Fund, you should consider carefully the risks that you assume when investing in the Fund.

As set forth in more detail in Response 5, Registrant believes this approach is firmly supported by Rule 421(a).

7.	Staff Comment: The Staff notes that the auditor consent was not included, please confirm that the auditor consent will be obtained prior to effectiveness.

Response: The Registrant confirms that the auditor consent will be obtained prior to effectiveness.

8.	Staff Comment: On page 30 of the Statement of Additional Information, please delete the statement that each Fund reserves the “absolute” right to reject or revoke a creation order, including if “(iv) acceptance of the Deposit Securities would have certain adverse tax consequences to a Fund; … (vi) acceptance of the Fund Deposit would, in the discretion of a Fund or the Adviser, have an adverse effect on a Fund or the rights of beneficial owners….” The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the Staff recognizes that, in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Registrant acknowledges the Commission’s statement of its policy position regarding the suspension of creations contained in Investment Company Act Release No. 33,646 (Sept. 25, 2019) [84 Fed. Reg. 87110] (the “Rule 6c-11 Adopting Release”). However, the Registrant respectfully submits that each Fund’s ability to reject or revoke an individual creation order from an Authorized Participant in the circumstances specified in romanettes (iv) and (vi) above is consistent with the Commission’s discussion of creation and redemption transactions in the Rule 6c-11 Adopting Release (as well the related Rule 6c-11 proposing release1), and the longstanding policy of the Commission with regard to the operation of ETFs under the Investment Company Act. As a consequence, the Registrant respectfully submits that no change is required to its disclosure at this time.

In coming to this conclusion, the Registrant notes the Commission’s statement in the Rule 6c-11 Proposing Release to the effect that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time,” as well as the Commission’s statement in the Rule 6c-11 Adopting Release that “If a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.”

The Registrant submits that there is an important distinction between a wholesale suspension of creation orders and a retention of the general ability to reject individual creation orders. The former is encompassed by the Commission’s statements in the Rule 6c-11 Proposing Release and the Rule 6c-11 Adopting Release, while the latter is not. As noted by the Staff, in the Rule 6c-11 Proposing Release at pages 67-68, the Commission discusses the extent to which an ETF may directly or indirectly suspend creations and redemptions and the effect that such a suspension would have on the arbitrage mechanism for the fund.2 The context makes clear that “suspension” is referring not to the rejection of individual orders for particularized reasons, but instead to an across-the-board rejection of creation orders as a class. The Commission states that an ETF may generally suspend the issuance of creation units “only for a limited time and only due to extraordinary circumstances” because “[a]n ETF that suspends the issuance or redemption of creation units indefinitely could cause a breakdown of the arbitrage mechanism[.]”3 The Registrant notes that its present disclosure related to romanettes (iv) and (vi) cited by the staff – with its focus on “a creation order” (emphasis added) – relates to rejections of particular creation orders on a case-by-case basis, and is not a suspension of all creation orders, and thus falls outside of the category of suspensions of creations that concerned the Commission.

The Registrant further believes that reserving the right to reject an individual creation order has not historically impaired the efficient operation of the arbitrage mechanism for the Registrant’s series and that rejecting individual creation orders is consistent with the Commission’s understanding that the existing exemptive relief prior to Rule 6c-11 was consistent with an efficient arbitrage mechanism and with the best interests of fund shareholders.

The Registrant notes that, consistent with the Commission’s belief that suspension of creations and redemptions should be rare, because the Registrant generally has an incentive to accept creation orders so that a fund increases in size, the Registrant has rejected particular creation orders only in very rare circumstances.

* * *

Please call me at (303) 336-7903 with any questions or comments.

Respectfully,

/s/ Cara B. Owen
Cara B. Owen
Secretary
Enclosures (via EDGAR only)

cc:

Eric Purple, Esq.

[1]	Exchange-Traded Funds, SEC Rel. No. 33-10515, at pp.67-68 (June 28, 2018) (“Rule 6c-11 Proposing Release”).
[2]	See Rule 6c-11 Adopting Release at 56-59.
[3]	See Rule 6c-11 Proposing Release at 67; see also Rule 6c-11 Adopting Release at 58, 56.